SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 04 November, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Broadband figures announcement made on 04 November 2004.




November 4, 2004
                   BT ANNOUNCES RECORD QUARTER FOR BROADBAND

BT today announced that the quarter ending September 30 2004 had been the best ever quarter for wholesale broadband connections. The company said that more than 600,000 connections were made in the quarter taking BT Wholesale's end user base to 3,294,000. The news came in the week that saw the UK overtake Germany in terms of broadband users per 100 people in the population.

Commenting on the figures, BT Wholesale CEO Paul Reynolds said: "These are fantastic figures for BT, for the hundreds of service providers we support and for Broadband Britain. The UK market is really taking off and we have just overtaken Germany in terms of broadband take up. The UK already leads the G7 in terms of ADSL availability thanks to BT's investment and so it is hugely encouraging to see us also climb the league tables for broadband adoption.

"The huge surge in connections was largely due to BT Wholesale's innovation in stretching the limits of ADSL so that homes beyond 6kms from an exchange can now access broadband. This breakthrough led to a dramatic increase in orders as we were suddenly able to satisfy the pent-up demand that existed in many areas. It was also the case that many more communities had access to broadband in the quarter thanks to the continuing roll out of broadband by BT".

BT also confirmed that BT Retail's share of the net additions for the quarter had improved from 29 per cent to 30 per cent taking its installed base to 1,283,000 customers.

ENDS


Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


About BT
BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include network centric Information and Communications Technology (ICT) solutions, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:
- BT Retail, providing fixed and mobile communications services and solutions to over 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
- BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and to service providers including the provision of broadband, private circuits and PSTN.
- BT Global Services, providing ICT services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in 136 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

For more information, visit www.btplc.com



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 04 November, 2004